AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

November 21, 2019

VIA EDGAR

Annapurna Dubey, Attorney Adviser

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:                       Pacific Select Fund (File Nos. 033-13954; 811-05141)

On behalf of the International Equity Income Portfolio

Dear Ms. Dubey:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff (“Staff”) on October 22, 2019, concerning post-effective amendment No. 139 to the registration statement of Pacific Select Fund (“Registrant”) on Form N-1A (including the Prospectus, Statement of Additional Information (“SAI”) and Part C), which was filed with the Commission on October 4, 2019 pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of the International Equity Income Portfolio (the “Fund”).  Set forth in the numbered paragraphs below are the Staff’s comments followed by Registrant’s responses.

Fund Prospectus

1. Comment: Fund Summary - Principal Investment Strategies:  The Fund is not subject to the names rule, however the Fund’s name has the word “international” in it.  The Fund’s principal investment strategies should therefore disclose that the Fund’s investments are tied to a number of foreign countries around the world.  As such, please add to the disclosure that these equity securities consist of “substantially all” or “exclusively of” common stock of non-U.S. companies.

Response: The Registrant will revise the disclosure accordingly.

2. Comment: Fund Summary - Principal Risks – Mid-Capitalization Companies Risk:  Italicized risks refer to other principal risks in the introduction.  As such, please consider revising “price volatility risk.”

Pacific Select Fund – Response Letter

November 21, 2019

Response: The Registrant will revise the disclosure accordingly.

3. Comment: Performance: Please consider whether the last two sentences of the Performance section are necessary.

Response: The Registrant will delete the noted disclosure.

4. Comment: Performance: Please confirm supplementally the name of the broad-based securities market index to which the Fund will compare its returns.

Response: The Fund will compare its returns to the MSCI EAFE Value Index.

5. Comment: Payments to Broker-Dealers and Other Financial Intermediaries: In the first sentence after the term “financial intermediaries,” please include “such as insurance companies” within parentheses or set off by commas.

Response: The Registrant will revise the disclosure accordingly.

6. Comment: General Investment Information:  The last sentence of the third paragraph states: “High portfolio turnover rates may cause the Fund to incur higher levels of brokerage fees and commissions, which may reduce performance, and may cause higher levels of current tax liability to shareholders in the Fund.”  Please consider removing the clause about higher levels of current tax liability, as these are insurance-dedicated funds.

Response: The Registrant will delete the noted disclosure.

7. The following comments pertain to Principal Investment Strategies (Statutory):

a. Comment: The third sentence of the second paragraph states: “Each portfolio security’s weighting is based on its adjusted market capitalization and capped at 2.5% of the Fund’s assets.”  Please define or explain what “adjusted market capitalization” means in plain English.

Response: The Registrant will revise the disclosure accordingly.

b. Comment: The last sentence of the second paragraph states, “Generally, the Fund will hold between 200-450 securities.”  Please consider disclosing this sentence in the summary section of the prospectus.

Response: The Registrant will disclose the sentence in the summary section of the prospectus in addition to the current location, with revisions stating in both occurrences that generally the Fund will hold between 350-500 securities.

c.  Comment: Please consider revising the following sentences as they imply that the portfolio will change every quarter and that the Fund is an index fund: “The portfolio will

Pacific Select Fund – Response Letter

November 21, 2019

be reconstituted and rebalanced quarterly if necessary.  Rebalancing frequency may be modified based on the sub-adviser’s periodic and systematic portfolio review.”

Response: The Registrant will revise the disclosure accordingly.

8. Comment: Principal Risks - Sector Risk:  If the Fund will be heavily invested in a particular sector at launch, please specifically identify the risks of that particular sector as a principal risk.

Response: The Fund will not be heavily invested in a particular sector at launch.

9. The following comments pertain to Additional Information About Fees and Expenses:

a. Comment: Please confirm that the expense limitation agreement will be filed as an exhibit to the registration statement.

Response: So confirmed.

b. Comment: Please revise the following sentence in the eighth paragraph to disclose the time limit of PLFA’s ability to recoup: “In addition, any expense reimbursements made by PLFA to the Fund are subject to recoupment by PLFA as described in the Annual Fund Operating Expenses table for the Fund.”  We believe that it should not be more than three years from the time of the waiver or reimbursement.

Response: The Registrant will revise the disclosure to state the three year limit.

c. Comment: Please clarify in disclosure that the “expense cap” referenced in the last sentence of this same paragraph is “either the expense cap in effect at time of reimbursement or expense cap in effect at time of recoupment.”

Response: The Registrant will revise the disclosure accordingly.

10. Comment: About Management: The last paragraph in this section states: “For each portfolio manager listed, the SAI provides additional information about compensation and other accounts managed.”  Per Item 10(a)(2) of N-1A, please add to that sentence “information about the portfolio manager’s ownership of securities in the Fund.”

Response: The Registrant will revise the disclosure accordingly.

Fund Statement of Additional Information

11. Comment: SAI Cover Page: The cover page states that the SAI is dated one date for the Fund and “Dated May 1, 2019 for all other Funds [of the Registrant].”  Please date the SAI the approximate date of the registration statement.  See Rule 423 under the

Pacific Select Fund – Response Letter

November 21, 2019

Securities Act of 1933, as amended (the “Securities Act”), and General Instruction C.3(e) of Form N-1A.

Response: Rule 423 requires that “each prospectus used after the effective date of the registration statement shall be dated approximately as of such effective date; provided, however, that a revised or amended prospectus used thereafter need only bear the approximate date of its issuance.”  General Instruction C.3(e) of Form N-1A states: Rule 423 under the Securities Act [17 CFR 230.423] applies to the dates of the prospectus and the SAI.  The SAI should be made available at the same time that the prospectus becomes available for purposes of rules 430 and 460 under the Securities Act [17 CFR 230.430 and 230.460].”  The date of the prospectus and SAI for the Fund will be dated approximately as of the effective date for the Fund’s registration statement, expected to be sometime in December 2019, pursuant to Rule 423 and General Instruction C.3(e).  The date of the prospectuses and SAI for the other funds of the Registrant is May 1, 2019, the approximate date of the effective date of those funds’ registration statement.  The prospectuses and SAI for these other funds are not included in this post-effective amendment and therefore, their effective date continues to be May 1, 2019.  Accordingly, the Registrant believes that the dates on the SAI cover page are consistent with Rule 423 and General Instruction C.3(e).

12. Comment: SAI Cover Page: Please consider deleting the following sentence unless you plan to file the auditor’s consent: “The audited financial statements and financial highlights of each of the Funds as set forth in the Trust’s Annual Reports to shareholders for the fiscal year ended December 31, 2018, including the notes thereto, are incorporated into this SAI by reference.”  Exhibit J, Consent of Independent Registered Public Accounting Firm, references footnote 59, which states that the auditor’s consent is incorporated by reference.  The auditor’s consent cannot be incorporated by reference pursuant to Section 7(a) of the Securities Act and Rule 439(a) of the Securities Act.

Response: The Registrant acknowledges the Staff’s comment and will delete the noted sentence for the 485(B) post-effective amendment filing for this Fund.

13. Comment: Fundamental Investment Restriction No. 8: Please delete exclusion (iii), which excludes securities of other investment companies that do not have a policy to concentrate in a particular industry.  We think underlying portfolio holdings of any underlying investment company should be considered when the Fund applies its concentration policy, not only those underlying funds that have a policy to concentrate.

Response: The Registrant believes its current approach is reasonable and appropriate and observes that its current approach was approved by shareholders of then-existing series of

Pacific Select Fund – Response Letter

November 21, 2019

the Registrant in 2016 and is consistent with the position of the Staff as relayed to the Registrant at that time.

Section 8(b)(1) of the Investment Company Act requires, in pertinent part, the Registrant to include in its registration statement “a recital of the policy” of the Registrant in respect of “concentrating investments in a particular industry or group of industries.” The Registrant’s policy, with the subsection (iii) exception as currently written, meets this legal requirement.

The Registrant observes that the language in question in the subsection (iii) exception was added in response to a Staff comment to the preliminary proxy statement, as expressly disclosed in the correspondence that was filed in connection with the definitive proxy statement used to obtain shareholder approval for that policy by shareholders of then-existing series of the Registrant. See Registrant’s response to Comment 8(a) in letter dated April 29, 2016, as filed via EDGAR.

14. Comment: Non-Fundamental Summaries of Current Legal Requirements and Interpretations Related to Certain Fundamental Investment Restrictions. In addition, the last sentence of this section should say that “a Fund” will consider the concentration of the Underlying Funds.  Thus please delete “that operates as a fund of funds” from this sentence.

Response: For the reasons discussed in the prior response, the Registrant believes the current approach is reasonable and appropriate.  This statement acknowledges that funds of funds of the Registrant invest in Underlying Funds, which portfolio holdings are readily available to the Registrant as they are funds within the same investment company as the funds of funds, and will consider the concentration of the Underlying Funds. Therefore, the Registrant respectfully declines this request.

15. Comment: Sub-Advisory Fees: Item 19(a)(3) of Form N-1A requires disclosure of the advisory fee rate paid to each sub-adviser and the dollar amount paid to each sub-adviser for the past three years.  Please include this disclosure.

Response: Sub-advisory fees payable by an investment adviser are not required by Item 19(a)(3) of Form N-1A, which requires disclosure of: The method of calculating the advisory fee payable by the Fund, including: (i) The total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years; (ii) If applicable, any credits that reduced the advisory fee for any of the last three fiscal years; and (iii) Any expense limitation

Pacific Select Fund – Response Letter

November 21, 2019

provision (emphasis added). The sub-advisory fees payable to the Funds’ sub-advisers are paid by the Funds’ investment adviser, not the Funds.

Fund Part C

16. Comment: Exhibit List: Please confirm that a new legality opinion will be filed for the Fund given that it will be a new fund series.

Response: So confirmed.

If you have any questions or further comments, please contact me at (949) 219-3202.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:                              Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Sullivan & Worcester LLP